

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 8, 2017

Michael Tuchen
Chief Executive Officer
Talend, Inc.
800 Bridge Parkway, Suite 200
Redwood City, CA 94065

   Re: Talend S.A.
     Registration Statement on Form F-1
     Filed March 7, 2017
     File No. 333-216493

Dear Mr. Tuchen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

          Sincerely,

          /s/ Jan Woo

          Jan Woo
          Legal Branch Chief
          Office of Information Technologies
          and Services

cc: Andrew D. Hoffman
   Wilson Sonsini Goodrich & Rosati, P.C.